September 1, 2006
Via:   EDGAR CORRESPONDENCE
                AND FACSIMILE (202) 772-9202
Ms. Linda Cyrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Premier Exhibitions, Inc. (the “Registrant”)
Amendment No. 3 to Form SB-2 on Form S-1,
filed on September 1, 2006 (“Amendment No. 3”)
Commission file No.: 333-130873
Dear Ms. Cyrkel:
          On behalf of the Registrant, please find below responses to the Staff’s comments received on August 14, 2006, relating to the above-captioned Registration Statement (the “Registration Statement”). Captions and numbered paragraphs in this response letter correspond to those set forth in the Staff’s August 14, 2006 letter to the Registrant. For your convenience, we have also included in this response letter the full text of each of the comments contained in the Staff’s August 14, 2006 letter. The Registrant’s response to each Staff comment is set forth in underlined text.
Staff Comments and Responses of the Registrant
Amendment No. 3 to Form SB-2 on Form S-1
Selected Quarterly Financial Information, page 17
1.	We note from your response to our prior comment 2 that you revised this section to discuss the nature of all unusual or infrequent items that impacted your results of operations for the periods presented, however we do not believe that this disclosure adequately addresses our previous comment. As previously requested, please add disclosure to the section titled “Selected Quarterly Financial Information” on page 17 to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented (e.g. each quarter in fiscal years 2004 through 2007). Please note that you are not required to present quarterly information related to fiscal year 2004 in this section. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

The Registrant has revised the section of Amendment No. 3 entitled “Selected Quarterly Financial Information” to discuss the nature of all unusual or infrequent items that it believes impacted its quarterly results of operations for the various periods presented. These items consisted of (1) the sale of the S.V. Explorer vessel, (2) the sale and related default of certain rights relating to the Carpathia wreck and (3) certain legal settlements. In addition, the quarterly information related to fiscal year 2004 has been deleted from Amendment No. 3.
Management’s Discussion & Analysis — Results of Operations, page 20
2.	Please expand your discussion to address all of the significant components of material increases or decreases in results of operations along with quantifying the amount applicable to each component, to the extent practical. For example, the increase in revenues from February 28, 2005 to February 28, 2006 is attributed mainly to the increases in exhibition revenues. Please quantify the amount of increase revenue that is due to the increase in the number of locations of directly managed Titanic exhibits and the amount that is due to the “Bodies...The Exhibition” and Bodies Revealed” exhibitions, as well as any other reasons for material increases or decreases. Also, please indicate the number of Titanic exhibits that were directly managed in 2006 versus 2005.

The Registrant has expanded the discussion contained in the section of Amendment No. 3 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations to address all material components of increases or decreases in results of operations along with quantifying the amount applicable to each component. In particular, the amount of increase in revenue due to the increase in the number of locations of directly managed “Titanic” exhibits has been quantified as $1,000,000. In addition, the amount of increase in revenue that is due to the “Bodies...The Exhibition” and Bodies Revealed” exhibitions has also been quantified as $4,800,000. Furthermore, the Registrant has indicated the number of Titanic exhibitions that it directly managed in fiscal 2006 (10) as compared to the number of Titanic exhibitions that it directly managed in fiscal 2005 (5).
3.	Please remove your discussion of the results of operations for the year ended February 29, 2004 as compared to the year ended February 28, 2003 since a statement of operations for the year ended February 28, 2003 is no longer presented in this filing.

This discussion has been removed from Amendment No. 3.
- Liquidity and Capital Resources, page 24
4.	Please revise to provide a more detailed explanation for the change in working capital and also discuss liquidity for the year ended February 28, 2006, as compared to February 28,

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

2005 and February 29, 2004. We believe that a discussion of historical annual cash flows would provide useful information to an investor. In addition, your discussion should include the causes for material changes from year to year (or period to period) in your account balances, which affect your financial and liquidity positions. Refer to Item 303 of Regulation S-K and SEC Interpretive Release No. 33-8350 dated December 19, 2003.

As requested, the Registrant has included a more detailed explanation for the change in working capital for the year ended February 28, 2006, as compared to February 28, 2005 and February 29, 2004, in Amendment No. 3 in the section entitled “Liquidity and Capital Resources.” In addition, a discussion regarding liquidity for the years ended February 28, 2006, as compared to the years ended February 28, 2005 and February 29, 2004 has also been included in such section. Furthermore, and in addition to a discussion of historical annual cash flows, Amendment No. 3 includes a discussion of the causes of material changes from year to year (or period to period) in account balances which affect the Registrant’s financial and liquidity positions.

5.	Please revise your liquidity section of MD&A to disclose the estimated amount you will spend on capital expenditures during 2006.

The Registrant has revised the section in Amendment No. 3 entitled “Liquidity and Capital Resources” to include the estimated amount the Registrant will spend on capital expenditures during fiscal 2006. These expenditures will aggregate approximately $2,500,000, and will primarily consist of exhibitry to expand its “Bodies...The Exhibition”, Bodies Revealed” and “Titanic” exhibitions.
Audited Financial Statements for the year ended February 28, 2006
Consolidated Statements of Cash Flows, page F-5
6.	We note that you have presented the purchase of exhibition licenses in fiscal 2006 as an investing activity on the statement of cash flows. It appears you classified the cash outflows related to the April 2004 purchase of exhibition licenses in the increase (decrease) of prepaid expenses, as you previously classified this asset with prepaid expenses for the years ended February 28, 2005 and February 29, 2004. Considering that the exhibition licenses are now separately presented and reclassified on the face of the balance sheet, it appears the purchases of exhibition licenses in the statements of cash flows should also be afforded consistent treatment for all periods presented. Please revise accordingly.

As a result of reclassifiying exhibition licenses as a separate line item on the balance sheets for the fiscal years ended February 29, 2004 and February 28, 2005, the Registrant has also reclassified its purchases of exhibition licenses in the consolidated statements of cash flows. On page F-4 of Amendment No. 3, and for purposes of presenting consistent

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

treatment for all period indicated, the Registrant has reclassified purchase of exhibition licenses from other current assets in the cash flows from operations in the years ended February 29, 2004 and February 28, 2005 to cash used by investing activities as purchase of exhibition licenses. The Registrant has also reclassified purchase of exhibition licenses from other current assets in the cash flows from operations in the interim period ended May 31, 2005.
Note 1. Business, Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page F-6
7.	We note from your response to our prior comment 9 that you have revised Note 1 to the financial statements to include your policy and methods for determining past due or delinquency status for accounts receivable. However, we do not believe that the revisions made to Note 1 have fully addressed our comment. Please revise your disclosure in Note 1 to include your policy for writing off uncollectible accounts. See paragraph 13-a-c of SOP 01-6. Also, please disclose the amount of allowance for doubtful accounts for each period for which a balance sheet is presented. See paragraphs 13e-i of SOP 01-6 and Rule 5-02(3) of Regulation S-X.

Under SOP 01-6 “Accounting for Certain Entities (including Entities with Trade Receivables) That Lend to or Finance the Activities of Others” the Registrant has “intent and belief” that all amounts in its accounts receivable are collectible. Although the Registrant extends unsecured credit to its customers in the ordinary course of business, it mitigates the associated credit risk by performing credit checks and actively pursuing delinquent accounts over 90 days past due. The Registrant’s policy is to vigorously attempt to collect all of its receivables monthly. The Registrant determined, based on its collections and the effectiveness of its collection policy, that no allowance for doubtful accounts was required at February 28, 2005 and 2006 or at May 31, 2006. The Registrant’s bad debt expense and allowance for doubtful accounts for the years ended February 28, 2005 and 2006 and for the quarter ended May 31, 2006 was $0 in each such period. Although the Registrant did not have any bad debt expense for the periods presented in Amendment No. 3, it is the Registrant’s policy to write off amounts not collected within 120 days as uncollectible, unless legal proceedings related to such amounts have been initiated. Amendment No. 3 has been modified to reflect the Registrant’s policies.
Note 2. Artifacts, Page F-11
8.	We note from your response to our prior comment 10 and your revised disclosure in Note 2, that the salvor-in-possession rights asset of $879,000 represents the cost of the expedition in August 2004 in which you obtained 75 artifacts. Please explain to us why you have treated the artifacts recovered in the August 2004 expedition as “salvor-in-

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

possession rights” on the face of the balance sheet rather than “artifacts” and explain to us the nature of any differences between the artifacts recovered during August 2004 and those acquired in prior years. Also, please explain to us how the January 31, 2006 opinion that the Company must seek a salvage award under the law of salvage could affect the amount capitalized as “salvor-in-possession rights” on the face of the balance sheet. Include in your response any possibilities that the asset may be impaired if the Company does not obtain a salvage award and how you have considered that possibility in your valuation of the asset.

As salvor-in-possession of the wreck and wreck site of the RMS Titanic, the Registrant is the only entity permitted by law to work at the Titanic wreck site. The Registrant’s exclusive position as salvor-in-possession is one of the Registrant’s most valuable assets for a number of reasons, which are separate and wholly independent from the fact that it is entitled to recover objects. Its status as salvor-in-possession prevents others from obtaining artifacts and competing with the Registrant’s Titanic exhibitions, and it prevents others from disturbing the wreck and destroying the historic and valuable archaeological work that the Registrant has performed at the wreck site. For these reasons, the United States District Court for the Eastern District of Virginia, Norfolk Division, has previously determined that the Registrant’s salvor-in-possession rights are one of its most valuable assets. This Court has also determined that in order for the Registrant to maintain such salvage rights, the Registrant must maintain an “ongoing” presence over the wreck. RMS Titanic, Inc. v. The Wrecked and Abandoned Vessel, et. al. 924 F. Supp. 714 (E.D. Va. 1996). This means, among other things, that the Registrant must make periodic expeditions to the wreck site.

As a result of its 1993 expedition, the Registrant was declared salvor-in-possession of the wreck of the Titanic in 1994. Thereafter, the Registrant visited the wreck site in 1994, 1996, 1998, and 2000, meaning that between the time the Registrant became salvor-in-possession until 2000, the Registrant conducted a research and recovery expedition at the wreck site not more than every two years.

After nearly four years without conducting a salvage operation, the Registrant conducted the 2004 expedition in order to demonstrate that its salvor-in-possession rights were “ongoing,” and thus, to insure that it retained such a valuable asset and to prevent competition. Accordingly, and because the Registrant conducted the 2004 expedition primarily to maintain its salvor-in-possession rights, the Registrant has treated the cost of the 2004 expedition on the balance sheet as salvor-in-possession rights.

The Registrant has not chosen to treat the artifacts recovered in the 2004 expedition on the face of its balance sheet as “salvor-in-possession rights” or as “artifacts” because a 2002 decision by the United States Court of Appeals for the Fourth Circuit reversed an earlier decision of the trial court and determined, for the first time, that the Registrant did not own the artifacts recovered from the wreck of the Titanic in its 1993, 1994, 1996, 1998, and 2000 expeditions. Rather, the court held that the Registrant maintained a valuable lien on those artifacts. RMS Titanic, Inc. v. The Wrecked and Abandoned Vessel, et. al., 286 F.3d 194 (4th Cir. 2002). Thus, because the Registrant does not own the artifacts recovered in the 2004 expedition, it could not have treated the 2004 expedition on the face of the balance sheet as artifacts.

There are no fundamental differences between the artifacts recovered in 1993, 1994, 1996, 1998, 2000, and 2004. All of these artifacts are subject to the jurisdiction of the court; the Registrant maintains a lien on them which will be satisfied with a salvage award.

In contrast, the Registrant does own the artifacts recovered in the 1987 expedition. The January 31, 2006 decision by the Fourth Circuit effectively confirmed the previous ruling by a French Administrative Maritime official who determined that the Registrant owns all of the artifacts recovered in the 1987 expedition. These are the only artifacts that the Registrant owns and they were recovered years before the Registrant moved to be declared salvor-in-possession.

The Registrant believes that the January 31, 2006 court opinion has no bearing on the amount capitalized by the Registrant as “salvor-in-possession” rights on its balance sheet because the salvage award is separate and distinct from the “salvor-in-possession rights.” As noted above, the salvor-in-possession rights are a valuable asset because they give the Registrant unique and valuable advantages and protections that are not affected by a salvage award. The salvage award is designed to compensate the Registrant for the recovery of the artifacts themselves, while the salvor-in-possession rights provide the Registrant with exclusivity. The salvage award will not compensate the Registrant for its mere status as “salvor-in-possession.” Therefore, because the salvage award deals only with the artifacts themselves and is unrelated to the separate and distinct asset that Registrant carries on its books as “salvor-in-possession rights” the issuance of a salvage award, regardless of its size, will not result in an impairment of Registrant’s “salvor-in-possession rights.”

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

Note 3. Balance Sheet Details, page F-13
9.	We note from your response to our prior comment 11 that you have revised your disclosures to address the accounting policy for capitalizing exhibition license costs and the methodology for amortizing the asset as well as a description of how the estimated useful lives were determined for each component of the asset. However, we do not believe that your revised disclosures adequately address our comment. In regards to the April 2004 exhibition license, please tell us and disclose the useful life that has been assigned to the asset, explain the various factors that were considered in determining that the useful life is appropriate, and explain why you believe you will continue to derive benefits for this intangible for that period. Also, please explain why there has not been any amortization of this asset since it was recorded in April 2004. In regards to the May 2005 exhibition license, please explain the various factors that were considered in determining that a useful life of 5 years is appropriate, and explain why you believe you will continue to derive benefits from this intangible for that period. Additionally, please completely and clearly provide disclosure of your accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition.

April 2004 Exhibition License

In April 2004, the Registrant entered into an exhibition tour agreement to license the rights to exhibit certain anatomical specimens owned by Exhibit Human: The Wonders Within, Inc. (“Exhibit Human”). The specimens licensed by the Registrant from Exhibit Human are currently in the possession of the Registrant and are currently being exhibited in one of its exhibitions. The Registrant advanced $685,000 in cash to Exhibit Human under this license and exhibition tour agreement. This amount was recorded by the Registrant as an intangible asset and will be amortized over the useful life of the license, once the useful life is determined. Currently, however, the Registrant is uncertain as to the useful life of the license and exhibition agreement because of a legal dispute between the Registrant and Exhibit Human. A description on of the legal dispute between the Registrant and Exhibit Human is as follows:
•	In October 2005, Exhibit Human filed for binding arbitration against the Registrant in an action entitled Exhibit Human: The Wonders Within, Inc. v. RMS Titanic, Inc. In its claim, Exhibit Human alleges that the Registrant breached its contract with Exhibit Human under which the Registrant acquired a license to exhibit certain anatomical specimens that it presents in its “Bodies Revealed” exhibitions. Also in October 2005, the Registrant filed a counterclaim against Exhibit Human pursuant to which the Registrant alleged that Exhibit Human breached its obligations to the Registrant under the same contract. The Registrant and Exhibit Human are still in the initial stages of this arbitration, which is taking place in Atlanta, Georgia.

•	On April 6, 2006, the Registrant filed an action entitled Premier Exhibitions, Inc. v. Exhibit Human: The Wonders Within, Inc. in the United States District Court for the Northern District of Georgia under which the Registrant seeks a declaratory judgment from the court finding that the parties reached an enforceable agreement for the acquisition of certain licensing rights to the anatomical specimens that the Registrant presents in its “Bodies Revealed” exhibition.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

The Registrant believes that there is presently no impairment of the value of the April 2004 license. The Registrant periodically evaluates impairment by assessing a comparison of the fair value of this license to its carrying value in its financial statements. An impairment write-down to fair value would occur if the discounted cash flows from the Registrant’s operations that use the assets subject to this license is less than the carrying value of the license. Once the legal dispute between the Registrant and Exhibit Human is concluded, the Registrant will again test this asset for impairment and/or begin amortizing this asset over its useful life.

May 2005 Exhibition License

The useful life of the May 2005 exhibition license coincides with the term of the agreement pursuant to which the Registrant was granted both exclusive rights to present plastinated human body specimen exhibitions obtained from Dalian Medical University Plastination Co. LTD, in the United States, Canada, and South America as well as non-exclusive rights to present exhibitions in Western Europe. The term of the agreement is for a period of five years from the opening of the Registrant’s first exhibition utilizing the specimens subject to the license. The Registrant has therefore determined that a useful life of five years for this license is appropriate.

Note 3 to the consolidated financial statements has been modified to more fully discuss the April 2004 and May 2005 exhibition licenses.

Accounting Policy for Capitalizing Exhibition License Costs

Exhibition licenses with respect to a licensor represents the Registrant’s exclusive rights to exhibit certain anatomical specimens and organs of such licensor as well as the Registrant’s right to use certain of the licensor’s technology, documentation, and know-how with respect to the plastination of human body specimens and organs. Depending upon the agreement with the licensor, the Registrant may obtain the rights to use anatomical specimens and organs in multiple exhibition locations over multiple years.

The Registrant evaluates the future recoverability of capitalized exhibition licenses on a quarterly basis, or when events or circumstances indicate the capitalized license may not be recoverable. The recoverability of capitalized exhibition license costs is evaluated by the Registrant based on the expected performance of the exhibitions in which the licensed anatomical specimens and organs are to be used. Since the Registrant’s exhibition licenses extend for multiple exhibition locations over multiple years, the Registrant also assesses the recoverability of capitalized exhibition license costs based on certain qualitative factors, such as the success of other exhibitions utilizing anatomical specimens and whether there are any anatomical specimen-related exhibitions planned for the future. The Registrant will expense exhibition license costs when it believes such amounts are not recoverable. Capitalized exhibition license costs for those exhibitions that are cancelled are charged to expense in the period of cancellation.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

Commencing upon the related exhibition’s debut, capitalized exhibition license costs are amortized under the contract terms. As exhibition license contracts may extend for multiple years, the amortization of capitalized exhibition license costs relating to such contracts may extend beyond one year. For exhibitions that have been opened, the Registrant evaluates the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual exhibition performance.

Significant judgments and estimates by the Registrant’s management are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the Registrant’s assessment of expected exhibition performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If actual exhibition revenues, combined with forecast future exhibition revenues, are less than the revenue required to amortize the remaining licensing costs, an impairment charge could result. Additionally, as noted above, as many of the Registrant’s exhibition licenses extend for multiple products over multiple years, the Registrant also assesses the recoverability of exhibition license costs based on certain qualitative factors such as the success of other exhibitions utilizing anatomical specimens and whether there are any anatomical specimen-related exhibitions planned for the future. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

The section of Amendment No. 3 entitled “Liquidity and Capital Resources — Critical Accounting Policies”, as well as the notes to the consolidated financial statements, have been modified to more fully disclosure the Registrant’s accounting policy for capitalizing exhibition license costs, as described above.

10.	We note that as of February 28, 2005, there is a $1,165,000 asset included in prepaid expenses which has been captioned “reimbursable expenses – exhibitions.” Please tell us and revise your notes to disclose the nature of the costs that are included in this amount. Include in your disclosure the date(s) when the amount will be received by the company and the party that will be reimbursing the company. Also, please tell us the reasons for the increase in the balance of prepaid expenses and other current assets between February 28, 2006 and May 31, 2006.

“Reimbursable expenses – exhibitions” primarily consists of costs incurred by the Registrant for the installation of exhibitions that are reimbursed from either a museum or a co-production partner. The nature of these installation costs include travel-related expenses for the installation crew, labor, materials, artifact and specimen freight costs and other costs related to opening an exhibition. These costs are normally reimbursed to the Registrant within 45 to 60 days of opening of an exhibition. An increase in “reimbursable expenses- exhibitions” is the primary reason for the increase in the Registrant’s prepaid expenses and other current assets between February 28, 2006 and May 31, 2006. This increase is the result of the Registrant opening several new exhibition venues during the quarter ended

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

     May 31, 2006 for which installation and freight costs had not been reimbursed by the end of the reporting period.
     Note 3 to the consolidated financial statements has been modified to incorporate the above-described discussion of reimbursable expenses.
Note 5. Stockholders’ Equity, page F-16
11.	We note from your disclosure in Note 1 that the computation of dilutive shares outstanding excludes the out-of-the-money non-qualified stock options because the effect would be antidilutive. Please revise Note 5 to disclose securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

The Registrant does not have any outstanding securities that could potentially dilute its EPS during the periods presented in Amendment No. 3. The exercise prices of all of the Registrant’s outstanding options and warrants are less than the market value of the common stock underlying such securities. As a result, no securities were excluded by the Registrant in calculating diluted EPS because such securities would have been antidilutive. Amendment No. 3 has been updated accordingly.
Note 6. Stock Options, page F-17
12.	Although Note 1 to your financial statements and your disclosure in MD&A state that you early adopted SFAS 123(R) during the fiscal year ended February 28, 2005, your disclosure in Note 6 to the financial statements states that you adopted SFAS 123(R) during fiscal 2006. Please resolve these inconsistencies. If you did not adopt SFAS 123(R) until fiscal 2006, please revise your disclosure to include the tabular presentation of the following information that was required by paragraph 45 of statement 123 for periods prior to adoption of SFAS 123(R) (i.e., fiscal 2005):
•	Net income and basic and diluted earnings per share as reported

•	The share-based employee compensation cost, net of related tax effects, included in net income as reported

•	The share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

•	Pro forma net income as if the fair-value-based method had been applied to all awards

•	Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards.
Also, please include disclosure of the model and assumptions used to estimate the fair value of the options granted in fiscal 2005. See paragraph 84 of SFAS No. 123(R).

The Registrant adopted SFAS 123(R) during its fiscal year ended February 28, 2005. The Registrant’s adoption of SFAS 123(R) did not have a material impact on its financial position or results of operations. In Amendment No. 3 the Registrant has resolved all inconsistencies in its Registration Statement that related to its adoption of SFAS 123(R) during fiscal 2005.

The disclosure of the model and assumptions used by the Registrant to estimate the fair value of the options granted in fiscal 2005 is described in the Registrant’s response to comment number 13 below.

13.	We note your disclosure that the weighted-average fair value of stock options granted is based on a theoretical statistical model using the preceding Black-Scholes option pricing model. Please provide us with additional details of this model and tell us how it meets the criteria in paragraph 16 and A8 of SFAS 123(R) as an appropriate valuation model or technique. Also, please revise your disclosure to include a description of the significant assumptions used to estimate the fair value of share-based compensation awards for each year in which an income statement is presented and options were granted. Additionally, please revise your disclosure to include (1) total compensation cost for share-based payment arrangements recognized in income for each year in which an income statement is presented, as well as the total recognized tax benefit; and (2) the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized, as of the latest balance sheet presented. See paragraph A14 and A240 of SFAS No. 123(R).

The Registrant utilizes the Black-Scholes option-pricing model to estimate the fair value of stock options granted. This model assumes that option exercises occur at the end of an option’s contractual term, and that expected volatility, expected dividends, and risk-free interest rates are constant over the option’s term. The Registrant has historically used the Black-Scholes option-pricing model.

The following weighted-average assumptions were used by the Registrant under the Black-Scholes model for its fiscal years ended February 28 (29), 2004, 2005 and 2006:

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

	2004	2005	2006
Dividend yield:	0%	0%	0%
Expected volatility:	100%	100%	100%
Risk-free interest rate:	4.75%	4.75%	4.75%
Expected lives:	7.07	6.07	8.00
The Registrant based its risk-free interest rate assumption on the U.S. Treasury yield curve in effect at the time of the grant. The Registrant has historically not declared dividends and does not intend to do so in the future. As such, the Registrant assumed the dividend yield would be zero in its model.

The Registrant accounts for all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Registrant based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured. The Registrant uses the Black-Scholes option-pricing model to determine the fair value of any options, warrants or similar equity instruments issued by the Registrant.

Total compensation expense for the Registrant’s share-based payment arrangements, included in “general and administrative expense” on the Registrant’s Statement of Operations was approximately $472,000 and $1,187,000 during the years ended February 28, 2005 and 2006, respectively. Unamortized share-based compensation expense totaled approximately $5,712,000 at May 31, 2006 and will be amortized by the Registrant through the fourth quarter of fiscal 2011, when the last presently issued share-based payment arrangement has fully vested.

Total compensation expense for share-based payment arrangements, included in “general and administrative expense” on the Registrant’s Statement of Operations was $520,000 for the quarter ended May 31, 2006. The Registrant expects to record approximately $520,000 in compensation expense included in “general and administrative expense” per quarter for the remainder of fiscal 2007 and related to share-based payment arrangements.

Amendment No. 3 has been modified to incorporate the above-described description of the significant assumptions used to estimate the fair value of share-based compensation awards for each year in which an income statement is presented and options were granted, the total compensation cost for share-based payment arrangements recognized in income for each year in which an income statement is presented, as well as the total recognized tax benefit. Amendment No. 3 has also been modified to disclosure the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

Note 8. Notes Payable and Long-Term Debt, page F-22
14.	Please explain to us, and provide detail in the notes to the financial statements, regarding the nature of the amounts included in “notes payable” as of February 28, 2006. Include in your response how you have accounted for the $2,425.00 of funding received from SAM Tour in connection with the joint venture entered into in April 2005.

The Registrant is re-paying the $2,425,000 promissory note in tranches as it opens new exhibitions. Each new ”Bodies...The Exhibition” or Bodies Revealed” exhibition opened reduces the outstanding principal amount of the promissory note by between $425,000 and $500,000. The following summary shows the amounts paid under the promissory note for each exhibition opened and the payment date:

Tampa:	$425,000	August 18, 2005
New York:	$500,000	November 19, 2005
Atlanta:	$500,000	March 4, 2006
Las Vegas:	$500,000	June 23, 2006
Total Payments:	$1,925,000
As of June 30, 2006, the Registrant owed $500,000 under the promissory note.

Note 8 has been updated to reflect the above-referenced detail.
Note 14. Quarterly Financial Data (Unaudited), page F-26
15.	With respect to the restatement of the November 30, 2005 quarterly data for the reversal of gain on the RMS Carapathia transaction and discussed in your response to comment 14, the quarterly data for the November 30, 2005 period should be reconciled with the amounts previously reported for the period with a discussion detailing the reason for the difference. Refer to Item 303(a)(2) of Regulation S-K. Please revise accordingly.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

The table below reconciles the amounts previously reported by the Registrant to the restated amounts for the nine month period ended November 30, 2005. The restatement reflects the subsequent third-party default on the Registrant’s sale of an interest in the RMS Carpathia, as described in the Registrant’s Form 8-K filed with the SEC on April 10, 2006. This default caused a restatement of the Registrant’s unaudited consolidated balance sheet and statement of income and statement of cash flows for the quarter and nine months ended November 30, 2005. The restated unaudited consolidated financial statements below, including the notes thereto, have been revised to reflect the above-described restatement adjustments. Please see Note 14 to the consolidated financial statements. The restatement also affected the Registrant’s balance sheet, income statement, and cash flow statements:

	As Originally		Effect of
	Reported	As Restated	Restatement
Consolidated Balance Sheet November 30, 2005:

Receivable — Carpathia	500,000	—	(500,000)
Marketable securities	—	168,000	168,000
Artifacts owned, at cost	4,435,000	4,476,000	41,000
Accounts payable and accrued liabilities	2,465,000	2,490,000	25,000
Accumulated deficit	(10,284,000)	(10,600,000)	(316,000)

Consolidated Income Statement Three Months Ended November 30, 2005:

Gain on sale of fixed assets and Carpathia	459,000	—	(459,000)
Forgiveness of interest expense	25,000	—	(25,000)
Other income	—	168,000	168,000
Net income	423,000	107,000	(316,000)

Consolidated Income Statement Nine Months Ended November 30, 2005:

Gain on sale of fixed assets and Carpathia	459,000	—	(459,000)
Forgiveness of interest expense	25,000	—	(25,000)
Other income	—	168,000	168,000
Net income	2,381,000	2,065,000	(316,000)

Consolidated Statements of Cash Flows Nine Months Ended November 30, 2005:

Net income	2,381,000	2,065,000	(316,000)
Other income	—	(168,000)	(168,000)
(Increase) decrease in other receivables	(500,000)	—	500,000
Increase (decrease) in accounts payable and accrured liabilities	805,000	829,000	24,000
Sale of Carpathia interest	40,000	—	(40,000)

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

Interim Financial Statements for the three months ended May 31, 2006
General
16.	Please revise the notes to the Company’s interim financial statements to give effect to our comments on the Company’s audited financial statements, where applicable.

Where applicable, the Registrant has revised the notes to its interim financial statements to give effect to the Staff’s comments on the Registrant’s audited financial statements.
Consolidated Statements of Operations, page F-30
17.	We note that you have revised your statement of operations from the year ended February 28, 2006 to present a gross profit measure. Please note that to avoid placing undue emphasis on “cash flow,” depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise your total cost of revenue line item to read “total cost of revenue (exclusive of depreciation shown separately below)” or alternatively, revise your presentation to include depreciation and amortization as a component of cost of revenue. See SAB Topic 11B.

As requested, in Amendment No. 3 the Registrant the total costs of revenue line item to read “total cost of revenue (exclusive of depreciation shown separately below.”)

18.	Also, the form and content of financial statements should be consistent throughout the registration statement for both the annual and interim period, with the exception of condensed presentation and duplication of certain disclosures. In light of the fact that your statements of operations for the three months ended May 31, 2006 and 2005 present a gross profit measure, and your statements of operations for the fiscal years 2006, 2005 and 2004 do not report such a measure, please revise to make these statements of operations consistent in their presentation.

Where applicable and as requested, the Registrant has revised the content of the financial statements included in Amendment No. 3 to be consistent throughout the Registration Statement for both the annual and interim periods. Specifically, statements of operations for the fiscal years 2006, 2005 and 2004 have been revised to report a gross profit measure so as to make them consistent in their presentation with statements of operations for the three months ended May 31, 2006.
Other
19.	Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Registrant’s will include updated financial statements, if necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of its Registration Statement.

Ms. Linda Cyrkel, Branch Chief
September 1, 2006

20.	Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

Attached to Amendment No. 3 as Exhibit 23.1 is the consent of Kempisty & Company, Certified Public Accountants, P.C., the Registrant’s Independent Registered Public Accounting Firm.
     Please address any additional questions or comments to the undersigned, together with a copy of such correspondence to the Registrant, Attn.: Arnie Geller, Chief Executive Officer.

Respectfully submitted,

/s/ Daniel R. Kinel
Partner
DIRECT DIAL: 585-231-1186
E-MAIL: DKINEL@HSELAW.COM

cc:	Ms. Claire Erlanger, Division of Corporation Finance
Mr. Joe Foti, Division of Corporation Finance